SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

September 17, 2014

VIA EDGAR

Re:                                   PRA Health Sciences, Inc.
Registration Statement on Form S-1

Filed September 8, 2014

File No. 333-198644
CIK No. 0001613859

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of PRA Health Sciences, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 publicly filed on September 8, 2014 (as amended, the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments in its letter dated September 10, 2014 (the “Comment Letter”).

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Implications of Being an Emerging Growth Company, page 8

1.              We note your response to comment 7 that “the Company advises ... that it currently expects not to take advantage of the extended transition period for the implementation of new or revised accounting standards.” We also note your disclosure in the section JOBS

Act on page 77 that “[a]s an ‘emerging growth company’ we are electing to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will not comply with new or revised accounting standards until the relevant dates on which adoption of such standards is required for private companies for as long as we maintain our emerging company status and do not revoke this election.” Please revise your disclosure to clearly address whether the company is electing to take advantage of the extended transition period for the implementation of new or revised accounting standards. If you elect not to take advantage of the extended transition period for the implementation of new or revised accounting standards, then indicate that the company’s election is irrevocable.

In response to the Staff’s comment, the Company has revised its disclosure on page 82 to clarify that it is irrevocably electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards.

Summary Historical and Pro Forma Financial Data, page 10

2.              We note your response to comment 8 of our letter dated August 13, 2014. We continue to be concerned with the adjustments you are making to arrive at Adjusted EBITDA and Adjusted net income. It appears that the types of items you are excluding are integral to your overall business and strategy of expansion, and we note that most have been recurring over several periods. We also are concerned that these non-GAAP measures could misinform potential investors in understanding the Company’s performance and the costs incurred to achieve that performance across periods. Furthermore, we are not persuaded that the adjustments facilitate comparison of your operating performance to other companies. If you would like to highlight certain unusual or special charges, we believe you could effectively describe them to potential investors in a thoughtful discussion within MD&A. In connection with this, we believe it would be useful to describe the material components of any unusual or special charges, such as, for example, whether the costs were direct and incremental to your normal operating costs.

In an effort to ensure that investors fully understand the nature of, and rationale for including, the adjustments to Net (loss) income contained in the Company’s presentation of Adjusted EBITDA and Adjusted net income, the Company has expanded the footnote disclosure on pages 13-14 of Amendment No. 1. The Company submits that the reconciliations, with the expanded footnote disclosure, comply with the requirements of Regulation G and Item 10(e) of Regulation S-K.

We note the Staff’s concern regarding the Company excluding items that are “integral to your overall business and strategy of expansion, and we note that most have been recurring over several periods.” The Company believes that the expanded disclosure on pages 13-14 better explains why management excludes these items when evaluating the Company’s operating performance. Management believes that Adjusted EBITDA, as presented in the Registration Statement, is also useful to investors, as it excludes the effects of financing and investing activities by eliminating interest and depreciation costs, excluding gains and losses on the sale of fixed assets (which result from investing decisions rather than ongoing operations) and adjusts for other significant items which may periodically affect our results, but may vary significantly from period to period and may have a disproportionate effect in a given period, and therefore affect the comparability of results. Additionally, we note that prior to 2013, the Company had not made a material acquisition since 2006. As such, the Company does not believe that its recent acquisitions fit within a strategy that is integral to an understanding of its ongoing results of operations. We also note that the reconciliation does not characterize the adjustments to Net (loss) income as non-recurring. We note the Staff’s position in Question 102.03 of the Staff’s Compliance and Disclosure Interpretations relating to Item 10(e) of Regulation S-K that:

The fact that a registrant cannot describe a charge or gain as non-recurring, infrequent or unusual, however, does not mean that the registrant cannot adjust for that charge or gain. Registrants can make adjustments they believe are appropriate, subject to Regulation G and the other requirements of Item 10(e) or Regulation S-K.

Adjusted EBITDA, as presented in the Registration Statement, is one of the primary measures the Company uses to evaluate the operating performance of its consolidated business. In addition, Adjusted EBTIDA is used as an executive compensation metric and is the primary metric used in the accrual and ultimate payment of annual incentive compensation. Adjusted EBITDA also contains adjustments that are included in covenant compliance EBITDA, which is used in the credit agreement governing the Company’s senior secured credit facilities and the indenture governing the Company’s senior notes. The Company believes that investors consider it important to have Adjusted EBITDA presented to them in a manner that is consistent with the Adjusted EBITDA management uses for internal purposes. Additionally, the Company understands that investors consider Adjusted net income to be a useful metric, and will expect us to present it going forward.

Management’s Discussion and Analysis, page 54

Business Combinations, page 56

Acquisition by KKR, page 56

3.              We note from your disclosure that “purchase price allocation has not been finalized due to the jurisdictional allocation of intangibles and goodwill.” However, we also note from page 57 that your goodwill decreased by “$30.3 million as a result of the jurisdictional allocation of acquisition related intangibles, which also required an adjustment to the acquired income tax balances.” Please clarify or revise the inconsistent disclosures.

The Company has revised its disclosure on pages 57-58 of Amendment No. 1 to clarify the disclosure.

Result of Operations, page 62

Successor 2013 Period and Predecessor 2013 Period Compared to Year Ended December 31, 2012, page 66

4.              We note your response to comment 14 of our letter dated August 13, 2014 did not fully address our comment to present results of operations for each income statement period presented for 2013. We note you continue to only discuss operating results by comparing the combined 2013 amounts to fiscal year ended 2012. We re-issue the comment. Please address the following points:

•                  Provide discussion and analysis of the historical results for each statement of operations periods presented pursuant to Item 303 of Regulation S-K. In this regard, discuss and analyze the result of operations for each period presented: “year ended December 31, 2012,” “January 1, 2013 — September 22, 2013” and September 23, 2013 — December 31, 2013.” In addition,

The Company has revised its disclosure on pages 66-72 of Amendment No. 1 to discuss and analyze the result of operations for each period listed above.

•                  The discussion of your combined 2013 pro forma information can be provided as supplemental information. Please ensure that your combined 2013 pro forma financial information is prepared based on Article 11 of Regulation S-X.

The Company has revised its disclosure on pages 66-72 of Amendment No. 1 to eliminate comparisons of combined 2013 amounts.

5.              We note you revise your discussion in response to comment 15 of our letter dated August 13, 2014 to state “[f]urther, in 2012 there was an increase in [your] liability for uncertain tax positions primarily related to state income taxes and an audit of [your] Canadian subsidiary.” Please further revise to discuss how uncertain tax positions related to state income taxes and an audit of your Canadian subsidiary resulted in a negative tax rate for 27.8% in 2012 as presented on page F-41.

The Company has revised its disclosure on pages 69 and 72 of Amendment No. 1 to further clarify our disclosure on uncertain tax positions.

Liquidity and Capital Resources, page 68

Discussion of Cash Flows, page 69

6.              We note your response to comment 19 of our letter dated August 13, 2014. However you continue to discuss the results based on the comparison of 2013 combined numbers with fiscal year ended 2012. Please revise to ensure all appropriate pro-forma adjustments were made.

The Company has revised its disclosure on pages 71-74 of Amendment No. 1 to eliminate comparisons of combined 2013 amounts.

Contractual Obligations and Commercial Commitments, page 76

7.              We note from page F-101 that you and a customer reached a settlement agreement on May 4, 2014 in an amount of $9 million which is payable in installments through December 31, 2017. Please revise your tabular disclosure to include this amount with an explanatory note.

The Company has revised its disclosure on pages 81 and 82 of Amendment No. 1 to reflect the $9 million settlement referenced above in its contractual obligations and commitments table.

Critical Accounting Policies and Estimates, page 77

Stock-Based Compensation, page 79

8.              We note from your disclose on page 80 that your Board of Directors determined the estimated fair value of your common shares with the assistance and upon the recommendation of management. Please address the following points:

•                  Disclose the methods management used to determine the fair value of the common shares for each of grant dates and the nature of the material assumptions involved;

The Company has revised its disclosure on pages 85 and 86 of Amendment No. 1 to disclose the methods management used to determine the fair value of the common shares for each of the grant dates and the nature of the material assumptions involved.

•                  Describe in detail what assumptions have changed from March 4, 2013 to December 20, 2013 that resulted in a significant decrease of your fair value of the common shares from $10.34 per share to $5 per shares, respectively.

The Company has revised its disclosure on pages 84 and 85 of Amendment No. 1 to discuss the primary reasons for the decline in fair value of the common shares from March 4, 2013 to December 20, 2013.

Selected Historical Financial Data of RPS, page 84

9.              We note you acquired RPS on September 23, 2013 and included RPS’s operating results in your consolidated financial statements since the acquisition. We also note you provide RPS historical financial statements for the periods prior to the date of acquisition in the filing. Please tell us the purpose of, and the authoritative guidance, including selected historical financial data of RPS and how these selected historical financial data is beneficial to the investors.

The Company advises the Staff that it has elected to include selected financial data of RPS for periods prior to the date of acquisition because it believes that this supplemental information may be helpful to investors, given the significance of RPS to the Company.  Although such information is not required to be included in a registration statement or Form S-1, we are not aware of any limitations on the Company’s ability to provide such supplemental information to facilitate an investor’s understanding of the Company.  The Company notes that it included certain information derived from the selected financial data of RPS for prior periods in its presentation to potential investors made in reliance on Section 5(d) of the Securities Act, which the Company previously provided to the Staff on a supplemental basis. The Company believes that including such information in the Registration Statement helps to ensure consistency of presentation to investors.

(2) Business Combinations, page F-10

10.       We note from your disclosures that you use accelerated method for customer relationships and trade names acquired from PRA, RPS and ClinStar Acquisitions. Please tell us how accelerated method reflects the patterns in which the economic benefits of these intangible assets are consumed or otherwise used up. In addition, disclose the methods used for the intangible assets acquired from CRI Lifetree Acquisition.

The Company advises the Staff that it selected an amortization method that would align the time period over which the cash flows of each respective intangible asset are generated with the time period over which the asset is amortized.

The cash flows associated with the customer relationship and trade name intangibles are not generated evenly over the economic life of the asset.  Since the cash flows are not generated evenly over the economic life of the asset, it is also assumed that the asset itself is not consumed/used up evenly over time. For example, the 2014 cash flows of the finite-lived RPS trade name approximates 11.6% of the total fair value of the trade name asset; the 2015 cash flows of the RPS trade name approximate 10.6% of the total fair value; and the 2016 cash flows approximate 10.0% of the total fair value.  The pattern of declining cash flow continues over the estimated 10 year life of the RPS trade name resulting in 2023 cash flow accounting for approximately 3.8% of the total fair value.

The Company has revised its disclosure on page F-14 and F-59, to disclose the methods used for amortizing the CRI Lifetree acquisition related intangibles.

Exhibits

11.       We note that Exhibits 10.11, 10.12, 10.13, 10.14 and 10.15 are missing exhibits, schedules and/or attachments. With your next amendment, please file each Exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

The Company has revised exhibits 10.11-10.15 to include the schedules and attachments.

* * * * * * *

Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard A. Fenyes, Esq.
Richard A. Fenyes, Esq.

cc:	Securities and Exchange Commission
Steve Lo
Nasreen Mohammad
Erin Wilson
David Link

PRA Health Sciences, Inc.
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